# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Southern Cross Acquisition I Corp., CIK 0002116230
CUSIP: G82934103
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1412 BROADWAY, 21ST FLOOR SUITE 21V, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 07/22/2026
Filed by CIK 0002144425
Persons authorized to receive notices and communications: Dong Chen, PO Box 309, Ugland House, Grand Cayman, Cayman Islands (E9), KY1-1104, 852 97930773

## Reporting persons
- Southern Cross Acquisition I Sponsor Corp. (CIK 0002144425): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 3,100,300; shared voting power 0; sole dispositive power 3,100,300; shared dispositive power 0; aggregate amount beneficially owned 3,100,300 (21.1% of the class)
  Comment: (1) Includes (1) 2,861,000 ordinary shares, par value $0.0001 per share (the "ordinary shares"), of Southern Cross Acquisition I Corp. (the "Issuer") acquired by Southern Cross Acquisition I Sponsor Corp. (the "Sponsor") prior to the Issuer's initial public offering; and (ii) 239,300 ordinary shares, underlying 239,300 private placement units acquired by the Sponsor in a private placement simultaneously with the consummation of the Issuer's initial public offering. Each private placement unit consists of one ordinary share, one warrant exercisable for one ordinary share at an exercise price of $11.50, and one right to receive one-fourth (1/4) of one ordinary share.
  
  (2) The Sponsor is the record holder of the ordinary shares reported herein. Mr. Dong Chen is the sole shareholder and director of the Sponsor, which entitles him to voting, dispositive or investment power over the Sponsor. As such, Mr. Dong Chen is deemed to have voting and dispositive rights over the securities of the Issuer held by the Sponsor
- Dong Chen (CIK 0002145632): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 3,100,300; shared voting power 0; sole dispositive power 3,100,300; shared dispositive power 0; aggregate amount beneficially owned 3,100,300 (21.1% of the class)
  Comment: (3) The Sponsor is the record holder of the ordinary shares reported herein. Mr. Dong Chen is the sole shareholder and a director of the Sponsor, which entitles him to voting, dispositive or investment power over the Sponsor. As such, Mr. Dong Chen is deemed to have voting and dispositive rights over the securities of the Issuer held by the Sponsor.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Southern Cross Acquisition I Corp.
Address of issuer's principal executive offices: 1412 BROADWAY, 21ST FLOOR SUITE 21V, NEW YORK, New York (NY), 10018

## Item 2. Identity and Background
Name of person filing: (a) This statement is filed by the Sponsor and Mr. Dong Chen (collectively, the "Reporting Persons"). The Reporting Persons are the holders of record of approximately 21.1% of the Issuer's outstanding Ordinary Shares based on the number of ordinary shares outstanding as of July 22, 2026
Residence or business address: (b) The principal business address of the Reporting Persons is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Present principal occupation or employment: (c) Mr. Dong Chen is the sole shareholder and director of the Sponsor, which entitles him to voting, dispositive or investment power over the Sponsor. As such, Mr. Dong Chen is deemed to have voting and dispositive rights over the securities of the Issuer held by the Sponsor.
Criminal convictions in the last five years: (e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: (d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: (f) The Sponsor is a Cayman Islands exempted company. Mr. Dong Chen is citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 15, 2026, the Issuer issued 2,875,000 ordinary shares as founder shares to the Sponsor for an aggregate purchase price of $25,000. On July 16, 2026, the Sponsor transferred (i) 5,000 founder shares to Ally Tong Zhang, Chairwoman and Chief Executive Officer of the Issuer, (ii) 3,000 founder shares to Siu Wai Lam, Chief Financial Officer of the Issuer, and (iii) 2,000 founder shares to each of Qian Xu, Zhuo Liang, and Zhiqiang Du, independent directors of the Issuer. On July 22, 2026, simultaneously with the Issuer's initial public offering, the Sponsor acquired 239,300 private placement units in the private placement. Each private placement unit consists of one ordinary share of the Issuer, one warrant exercisable for one ordinary share at an exercise price of $11.50, and one right to receive one-fourth (1/4) of one ordinary share of the Issuer.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional ordinary shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise. Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of the Issuer (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to

Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of ordinary shares beneficially or directly owned by the Reporting Persons is based upon a total of 14,714,300 ordinary shares outstanding as of July 22, 2026. The Reporting Persons beneficially own 3,100,300 ordinary shares, representing approximately 21.1% issued and outstanding ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 3,100,300 ordinary shares, representing approximately 21.1% issued and outstanding ordinary shares.
Transactions in the class effected during the past sixty days: (c) Other than the disposition of the shares as reported in this Schedule 13D, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7.1 Joint Filing Agreement, dated July 29, 2026.
10.1 Securities Purchase Agreement, dated September 29, 2025, between the Issuer and the Sponsor.
https://www.sec.gov/Archives/edgar/data/2116230/000192998026000257/sxgc_ex105.htm
10.2 Amendment to Securities Purchase Agreement, dated April 13, 2026, between the Issuer and the Sponsor.
https://www.sec.gov/Archives/edgar/data/2116230/000192998026000257/sxgc_ex106.htm
10.3 Securities Transfer agreement, dated July 16, 2026, between the Sponsor and Chief Executive Officer of the Issuer.
https://www.sec.gov/Archives/edgar/data/2116230/000192998026000375/sxgc_ex101.htm
10.4 Securities Transfer agreement, dated July 16, 2026, between the Sponsor and Chief Executive Officer of the Issuer.
https://www.sec.gov/Archives/edgar/data/2116230/000192998026000375/sxgc_ex102.htm
10.5 Securities Transfer Agreement, dated July 16, 2026, among the Sponsor and certain directors of the Issuer.
https://www.sec.gov/Archives/edgar/data/2116230/000192998026000375/sxgc_ex103.htm
10.6 Private Unit Subscription Agreement, dated July 20, 2026, between the Issuer and the Sponsor.
https://www.sec.gov/Archives/edgar/data/2116230/000192998026000375/sxgc_ex104.htm

## Signatures
- Southern Cross Acquisition I Sponsor Corp.: /s/ Dong Chen, Director (07/29/2026)
- Dong Chen: /s/ Dong Chen, Dong Chen (07/29/2026)